Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

June 4, 2002

02034766

02 JUN 11 AM 11:07

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 259/ 2002**

  Subject: Notification of the signing of the Memorandum of Understanding on the merger of Internet business with Loxley Information Service Co., Ltd.
  Date: June 4, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date June 4, 2002

Ref No.SSA259/2002

June 4, 2002

Re: Notification of the signing of the Memorandum of Understanding on the merger of Internet business with Loxley Information Service Co., Ltd.

To: President of the Stock Exchange of Thailand

Reference is made to Shin Satellite Public Company Limited (the Company)'s Letter to the Stock Exchange of Thailand No. Chor Sor 240/ 2002 dated May 22, 2002 in which the Company informed the Stock Exchange of Thailand that C.S. Communications Company Limited ("CSC"), a subsidiary, 99.49% indirectly owned by the Company, was negotiating and considering the possibility of merging its internet business with Loxley Information Service Co., Ltd. (Loxley).

The Company would like to notify the Stock Exchange of Thailand that CSC and Point Asia Dot Com Co., Ltd. (the parent company of Loxley) will sign the Memorandum of Understanding (MOU) on the main principles governing the merger of the internet business at around 14.00 o'clock on June 4, 2002. After this, CSC and Loxley will enter into negotiation on the detailed terms and conditions of the merger of the Internet business and preparing the shareholders agreement for signing.

If there is any significant progress on this transaction, the Company will notify the Stock Exchange of Thailand.

Summary Translation Letter
To the Stock Exchange of Thailand
Date June 4, 2002

Ref No.SSA259/2002

June 4, 2002

Re: Notification of the signing of the Memorandum of Understanding on the merger of Internet business with Loxley Information Service Co., Ltd.

To: President of the Stock Exchange of Thailand

Reference is made to Shin Satellite Public Company Limited (the Company)'s Letter to the Stock Exchange of Thailand No. Chor Sor 240/ 2002 dated May 22, 2002 in which the Company informed the Stock Exchange of Thailand that C.S. Communications Company Limited ("CSC"), a subsidiary, 99.49% indirectly owned by the Company, was negotiating and considering the possibility of merging its internet business with Loxley Information Service Co., Ltd. (Loxley).

The Company would like to notify the Stock Exchange of Thailand that CSC and Point Asia Dot Com Co., Ltd. (the parent company of Loxley) will sign the Memorandum of Understanding (MOU) on the main principles governing the merger of the internet business at around 14.00 o'clock on June 4, 2002. After this, CSC and Loxley will enter into negotiation on the detailed terms and conditions of the merger of the Internet business and preparing the shareholders agreement for signing.

If there is any significant progress on this transaction, the Company will notify the Stock Exchange of Thailand.